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                                                           EXHIBIT 21





                  Subsidiaries of Casey's General Stores, Inc.



1.   Casey's Marketing Company, an Iowa corporation.

2.   Casey's Services Company, an Iowa corporation.


      Both of such subsidiaries are wholly-owned by Casey's General Stores, Inc. and do business under the above names. Stores operated by Casey's Marketing Company do business under the name "Casey's General Store."